Exhibit 99.1

SHARPLINK GAMING ANNOUNCES 2021 ANNUAL

GENERAL MEETING OF SHAREHOLDERS

MINNEAPOLIS – (GLOBE NEWSWIRE) – November 10, 2021 – SharpLink Gaming Ltd. (Nasdaq:SBET) (“SharpLink” or the “Company”), a pioneer of game-changing technological solutions and experienced-based services for the U.S. online sports betting industry, today announced that it will host its Annual General Meeting of Shareholders (the “Meeting”) on Monday, December 20, 2021 at 4:00 PM Central Time at the Company’s corporate headquarters, located at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401, USA, and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting is as follows:

1.	To reelect Joe Housman, Rob Phythian, Chris Nicholas, Paul Abdo and Tom Doering as members of the Board of Directors for a term expiring at our 2022 Annual General Meeting of Shareholders and when their successors are elected and qualified; and

2.	To ratify and approve the appointment of RSM US LLP, registered public accountants, as our Company’s independent registered public accountants for the year ending December 31, 2021 and to authorize the Board of Directors to fix such independent public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Company’s Audit Committee.

In addition, the auditor’s report and consolidated financial statements of the Company for the year ended December 31, 2020 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on Tuesday, November 16, 2021 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof. The Company plans to mail a proxy statement that describes the proposals to be considered at the Meeting and a proxy card on or about Monday, November 22, 2021. The proxy statement and proxy card will also be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K on or about November 10, 2021.

The approval of the election of directors named in Item 1 and the proposal set forth in Item 2 requires the affirmative vote of holders of at least a majority of our Company’s ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matters presented for passage.

Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to the Company’s offices at the above address no later than December 10, 2021. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than Wednesday, November 17, 2021.

Shareholders may vote their ordinary shares by means of a proxy card, which is required to be received by the Company, along with the documentation set forth in the proxy statement, at least four hours prior to the appointed time of the Meeting to be counted at the Meeting.

About SharpLink Gaming Ltd.

Founded in 2019 and based in Minneapolis, Minnesota, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink’s intelligent C4 Sports Betting Conversion Platform delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated, AI-enabled behavioral modeling and tracking technologies, and by analyzing user’s past and present behaviors, we serve sports fans with personalized betting offers specifically tied to each fan’s favorite sports, teams and players. Additionally, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is run by industry veterans with several successful exits in the sports gaming sector. For more information, please visit the SharpLink website at www.sharplink.com.

CONTACT INFORMATION:

SHARPLINK INVESTOR RELATIONS:

SharpLink Gaming Ltd.

Dodi Handy, Director of Communications
Phone: 407-960-4636

Email: ir@sharplink.com

SHARPLINK MEDIA RELATIONS:

Hot Paper Lantern

Michael Adorno, Vice President, Communications

Phone: 212-931-6143

Email: madorno@hotpaperlantern.com